February 10, 2005

Via Facsimile (415) 395-8095 and U.S. Mail

Tracy Edmonson, Esq.
Latham & Watkins
505 Montgomery Street, Suite 1900
San Francisco, CA 94111-2562

Re:	Amgen Inc.
	Schedule TO filed January 31, 2005
	File No. 5-34640

Dear Ms. Edmonson:

We have reviewed the above-referenced filing and have the folowing comments.

2. Information Concerning the Securities

1. We note your statement in Section 2.1 that "you will not extend the period Holders have to accept the Put Options unless required to do so by the Federal Securities laws." Revise to provide a discussion relating to your obligation to extend the offer in the event there is a material change in the information set forth in the offering materials. For example, disclose that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change.

2. We note your discussions in sections 2.5 and 2.6 relating to th Company`s redemption of the LYONs at the option of the security holder. Advise us what consideration, if any, has been given to the applicability of the tender offer rules with respect to the redemption described in these sections.

3. Revise the discussion under section 2.7 to disclose the aggregate amount of indebtedness of the Company to which the LYONs are subordinated and indicate the amount of additional senior debt that the Company can incur in the future. Similarly revise to discuss the Guarantor`s indebtedness.

3.2. Agreement to be Bound by the Terms of the Put Option

4. Please expand the first bullet point to detail the terms and conditions to which you refer.

5. Subpart (ii) of the fourth bullet point appears to be an inappropriate limitation on legal remedies available to security holders. Please revise or advise.

6. In the seventh bullet point you state that securities will be purchased "subject to the terms and conditions of the Indenture, the Securities, the Company Notice, and related notice materials, as amended and supplemented from time to time." On page 2, however, you state that the purchase of "validly surrendered Securities is not subject to any condition other than such purchase being lawful." Please expand your disclosure to provide a complete discussion of al conditions to the offer, including those imposed by the indenture and other materials. Make clear that all conditions to the purchase pursuant to the Put Option must be satisfied or waived before the expiration of the offer.

4.1. Right of Withdrawal

7. Your disclosure states that security holders must comply with the withdrawal procedures of the DTC. Please provide a complete discussion of the DTC`s withdrawal procedures. See Item 1004(a)(1)(vii) of Regulation MA. In addition, please disclose that any puts you have not accepted for exchange by the fortieth business day after commencement may be withdrawn. See Rule 13e-4(f)(2)(ii).

Material United States Tax Considerations

8. Please eliminate the statements indicating that the discussion covers "certain" tax consequences. Your discussion should discuss all material tax consequences.

Additional Information

9. In the third bullet point, you attempt to incorporate by
reference any future documents filed from the date of this offer until it is
completed.   Schedule TO, however, does not permit such "forward"
incorporation by reference. If the information provided to security holders in the offering document materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

Exhibits

10. We are unable to locate the letter of transmittal required by
Item 1016(a)(1) of Regulation M-A.  Please advise.

Closing Comments

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from all Amgen acknowledging that:

* It is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
							and Acquisitions